UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 3, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended prior to the date hereof, the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by Trimeris, Inc., a Delaware corporation (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the issued and outstanding shares of the Company common stock at a price per share of $3.60, net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“Amendment to Agreement and Plan of Merger. Consistent with the terms of the Merger Agreement, on November 17, 2009 following Board consideration and approval, the Company entered into an Amendment to Agreement and Plan of Merger (the “Amendment”) with the Parent and the Purchaser. Under the terms of the Amendment, the initial expiration date of the Offer has been extended to 5:00 p.m., New York City time, on December 28, 2009 (the “Extended Expiration Date”). The Purchaser and the Parent have agreed that all the tender offer conditions set forth on Annex I to the Merger Agreement have been completely and forever satisfied as of 5:00 p.m., New York City time, on November 17, 2009, except those conditions related to (i) the failure of at least 50% of the shares of Company common stock being validly tendered and not properly withdrawn prior to the Extended Expiration Date (item (a) of Annex I to the Merger Agreement), (ii) approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act not having expired, or been terminated or obtained, as applicable (item (b) of Annex I to the Merger Agreement), (iii) the enactment, issuance, promulgation, enforcement or entry of any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation by certain governmental entities which has the effect of prohibiting consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or other transactions contemplated by the Merger Agreement (clause (i) of item (c) of Annex I to the Merger Agreement), or (iv) the Merger Agreement having been validly terminated in accordance with Article VIII of the Merger Agreement (clause (v) of item (c) of Annex I to the Merger Agreement).

In addition, the Amendment extends the outside expiration date for completion of the Merger to January 31, 2010.

The Amendment also obligates the Parent and the Company to issue a joint direction to the Escrow Agent under the Merger Agreement directing immediate payment to the Company of the $12 million reverse termination fee currently held in escrow pursuant to the terms of the Merger Agreement and the Escrow Agreement.

This summary is qualified in its entirety by reference to the Amendment, which is included as Exhibit (e)(17) hereto and is incorporated by reference.”

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9, captioned “Additional Information to be Furnished,” is hereby amended and supplemented by adding the following new Item 8(j):

“(j)	Extension of Initial Offer Period and Release of Reverse Termination Fee to the Company.

On November 17, 2009, the Parent and the Company separately announced that the Company, the Purchaser and the Parent had entered into the Amendment. Pursuant to the Amendment, the initial offer period of the Offer has been extended to the Extended Expiration Date and the Purchaser and the Parent agreed that certain conditions to the Offer have been completely and forever satisfied. A copy of the press releases issued by each of the Parent and the Company on November 17, 2009 are included as Exhibit (a)(12) and Exhibit (a)(13), respectively, hereto and are incorporated herein by reference.

In addition, the Amendment extends the outside expiration date for completion of the Merger to January 31, 2010.

The Amendment also obligates the Parent and the Company to issue a joint direction to the escrow agent under the Merger Agreement directing immediate payment to the Company of the $12 million reverse termination fee currently held in escrow pursuant to the terms of the Merger Agreement. Thus the Company will benefit from the receipt of the reverse termination fee, net of transaction, advisors and legal fees incurred in connection with entering into the Merger Agreement and the Amendment.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9, captioned “Exhibits,” is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(12)	Press Release issued by the Parent dated November 17, 2009 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 4 to the Schedule TO, filed by the Parent and the Purchaser with the SEC on November 17, 2009).

(a)(13)	Press Release issued by the Company dated November 17, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 17, 2009).

(e)(17)	Amendment to Agreement and Plan of Merger, dated November 17, 2009, by and among the Company, the Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 17, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/S/ MICHAEL A. ALRUTZ
Name:	Michael A. Alrutz
Title:	General Counsel

Dated: November 17, 2009